Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED ANNOUNCES NAME CHANGE TO LINIU TECHNOLOGY GROUP

New Ticker Symbol “LINU”

Announces Launch of LiNiu Network Platform

Hong Kong, China – April 26, 2017 – Iao Kun Group Holding Company Limited (“IKGH” or the “Company”) (NASDAQ: IKGH), announced today that its shareholders have approved the name change of the Company to LiNiu Technology Group. Effective April 27, 2017, the Company will commence trading on NASDAQ under its new ticker symbol of “LINU”, while the stock will no longer be traded under the symbol of “IKGH”.

Earlier this month, the Company successfully launched the LiNiu Network, its electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry, at its new website www.liniuyang.com and via app on the Android mobile operating system. Since its launch, the site has seen traffic of over 50,000 visitors on a daily basis, with more than 130,000 users and more than 20,000 suppliers registered, and over 80,000 products currently sold through the platform. The LiNiu Network generates revenue through commissions, advertising, management fees and guarantee deposits.

“We are pleased at the initial reception we’ve received for the LiNiu Network from both suppliers and customers as we continue to enhance our platform,” said Mr. Wang Shun Yang, co-Chief Executive Officer of LiNiu Technology Group. “We also want to thank shareholders for approving our name change, which we believe better conveys what we are trying to accomplish as well as our strategic outlook over the long term.”

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management’s current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F to be filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a B2C, C2C and O2O electronic trading platform focused on the Chinese agricultural industry.  The Company also currently participates in the promotion of a VIP gaming room at the City of Dreams Macau in Cotai. For more information on the LiNiu Network, please visit www.liniuyang.com.

Contact:

Ryan Yip, +852 2111 9220
ryany@ikghcl.com

James Preissler

preissj@ikghcl.com